
November 28, 2022

James Schmidt
Chief Financial Officer, Corporate Secretary and Treasurer
VICOR CORP
25 Frontage Road
Andover, MA 01810

Re: VICOR CORP
Form 10-K for the Year Ended December 31, 2021
File No. 000-18277

Dear James Schmidt:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing